EXHIBIT 14.01

AT&S HOLDINGS, INC.

FINANCIAL CODE OF ETHICS

As a public company, it is critically important that AT&S HOLDINGS, INC.’S (AT&S) filings with the Securities and Exchange Commission be accurate and timely.  Depending on their position with AT&S, employees may be called upon to provide information to assure that AT&S' public reports are complete, fair, and understandable.   AT&S expects all of its employees to take this responsibility seriously and to provide prompt and accurate answers to inquiries related to AT&S’ public disclosure requirements.  Specifically, all employees agree that they will:

- Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

- Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in the reports and documents that AT&S files with, or submits to, government agencies and in other public communications.

- Comply with the rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies.

- Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

- Respect the confidentiality of information acquired in the course of one's work, except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

- Share job knowledge and maintain skills important and relevant to stakeholders needs.

-  Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and in the community.

- Achieve responsible use of, and control over, all AT&S assets and resources employed by, or entrusted to yourself, and your department.

- Promptly report to the CEO or CFO any conduct believed to be in violation of law or business ethics or in violation of any provision of this Code of Ethics, including any transaction or relationship that reasonably could be expected to give  rise to such a  conflict.  Further, to promptly report to AT&S’ Auditor such conduct if by the CEO or CFO or if they fail to correct such conduct by others in a reasonable period of time.

Certain AT&S associates bear a special responsibility for promoting integrity throughout AT&S, with responsibilities to stakeholders both inside and outside of AT&S. The Chief Executive Officer (CEO), Chief Financial Officer (CFO), and Controller personnel have a special role both to adhere to the principles of integrity and also to ensure that a culture exists throughout AT&S as a whole that ensures the fair and timely reporting of AT&S’ financial results and conditions.  Because of this special role, the CEO, CFO, and Controller of AT&S are bound by AT&S Financial Code of Ethics, and by accepting the Financial Code of Ethics, each agrees, in addition to those items listed above, that they will receive the full and active support and cooperation of AT&S Officers, Senior Staff, and all employees in the adherence to this Financial Code of Ethics.

Accordingly, violations of the values and responsibilities set forth in this code will lead to appropriate disciplinary action.